Exhibit 99.1

Corporación América Airports Announces Agreement to Extend for 10-Years Until 2038 the Aeropuertos Argentina 2000 Concession

LUXEMBOURG--(BUSINESS WIRE)--November 30, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), the largest private sector airport concession operator in the world by number of airports, announced today that at a signing ceremony that took place at the office of the President of the Republic of Argentina Dr. Alberto Fernandez, Aeropuertos Argentina 2000 S.A. (“AA2000”) represented by its Chairman Martín Eurnekian and the Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) represented by its Chairman Carlos Pedro Lugones Aignasse signed an agreement to extend the AA2000 concession (the “Concession Agreement Extension”) for a ten-year period from 2028 to 2038, as provided for under the existing concession agreement. This extension is part of an agreement entered by AA2000 and ORSNA with an aim to mitigate the impact of COVID19 in its operations and further includes the commitment by AA2000 of incremental capital expenditures of approximately US$500 million to be undertaken between 2022 and 2027 for expansion projects. The Concession Agreement Extension is subject to the issuance of a Presidential Decree as is customary in processes like this one.

Mr. Martín Eurnekian, CEO of Corporación America Airports, noted: “I am pleased to announce the extension for an additional ten years of the AA2000 Concession Agreement, the major airport network in Argentina that we have been successfully operating since 1998. This is a significant milestone for our Company that strengthens AA2000’s long-term sustainability. The additional investments we have agreed to undertake are manageable and will enable us to continue expanding and enhancing infrastructure in Argentina, including airport security, safety as well as the overall passenger experience, as we have done over the past 20 years.”

Key Clauses of the Concession Agreement Extension:

1.

Extends the term of the AA2000 Concession for a ten–year period from 2028 to 2038, as provided for under the existing concession agreement: the extension is in connection with the 35 airports network operated by AA2000 in the country, which accounted for 41.8 million passengers, or 49.7% of CAAP’s total passenger traffic worldwide during 2019.

2.	Establishes capital investment program for expansion projects of approximately $500 million to be undertaken in two phases:
Phase 1: approximately $336 million to occur preferably in 2022 and 2023.
Phase 2: annual investments of approximately $41 million between 2024 and 2027, for a total of approximately $164 million.
Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.

  Overall, this extension will enable capital expenditures of approximately $2.5 billion (VAT included) to be invested across all airports within the national airport system until 2038. This amount includes works to be undertaken by AA2000 as mentioned above together with investments to be made with funds in the development trusts managed by the ORSNA.

3.

Establishes an optional redemption of the existing preferred shares in 2022: AA2000 has the option to redeem the preferred shares during 2022 and credit the amount redeemed towards the reduction of the Phase 1 capex program outlined above. The amount to be redeemed will be deposited in a trust fund managed by ORSNA to be applied to capital expenditures in the national airport system. As of September 2020, total preferred shares outstanding amounted to approximately $126 million.

4.

The agreement also includes: (i) the completion of certain works previously suspended due to the pandemic, by December 2021, (ii) the payment of outstanding amounts to capex providers, and (iii) the settlement of VAT amounts related to the trust funds. The forgoing is primarily represented by obligations of AA2000 in existence prior to the pandemic and totals $132 million approximately, of which around $55 million have already been paid year-to-date.

A conference call to discuss the transaction is scheduled to take place tomorrow, Tuesday, December 1, 2020 at 10:30 am ET, followed by a question and answer session for the investment community.

Executives
Mr. Martín Eurnekian, Chief Executive Officer
Mr. Raúl Francos, Chief Financial Officer
Mr. Jorge Arruda, Head of Finance and M&A
Ms. Gimena Albanesi, Investor Relations Manager

To participate, please dial
1-888-347-6492 (U.S. domestic) 1-412-317-5258 (International)

Webcast: click here

Replay: click here
Replay Access Code: 10150340

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Contacts

Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411